Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated August 3, 2011

The ARNs® are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-3. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co. August , 2011

Units Pricing Date* August , 2011

Accelerated Return Notes® Settlement Date* August , 2011

Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, Maturity Date* August , 2013

due August , 2013 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Accelerated Return Notes®

The ARNs have a maturity of approximately two years

The ARNs provide 3-to-1 upside exposure to increases in the level of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, subject to a cap of 34% to 38%

1-to-1 downside exposure, with no downside limit

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Enhanced Return

Summary

The Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due August     , 2013 (the “ARNs”) are our senior unsecured debt securities. The ARNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (the “Index”) increases moderately from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately two years
Market Measure:	Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (Bloomberg symbol: “DJUBSAG”)
Starting Value:

The closing level of the Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described beginning on page S-30 of product supplement ARN-3.

Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-26 of product supplement ARN-3.

Capped Value:	$13.40 to $13.80 per unit of the ARNs, which represents a return of 34% to 38% over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date.
Calculation Agent:	MLPF&S, a subsidiary of BAC
Fees Charged:	The public offering price of the ARNs includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the ARNs at maturity, based on the Participation Rate of 300% and a Capped Value of $13.60 (a 36% return), the midpoint of the Capped Value range of $13.40 to $13.80. The green line reflects the returns on the ARNs, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

Hypothetical Redemption Amounts

The below table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the ARNs. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

The following table illustrates, for a Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the ARNs; and

▪	the total rate of return to holders of the ARNs.

The table and examples are based on the Participation Rate of 300% and a Capped Value of $13.60.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the ARNs
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.80		18.00%
108.00		8.00%	$12.40		24.00%
110.00		10.00%	$13.00		30.00%
120.00		20.00%	$13.60	(2)	36.00%
130.00		30.00%	$13.60		36.00%
140.00		40.00%	$13.60		36.00%
150.00		50.00%	$13.60		36.00%

(1)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index. For recent actual levels of the Index, see “The Index” section below, beginning on page TS-8.

(2)	The Redemption Amount cannot exceed the hypothetical Capped Value of $13.60 (the midpoint of the Capped Value range of $13.40 to $13.80).

Accelerated Return Notes®	TS-3

Example 1 — The Ending Value is 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

$10 ×	(80)	= $8.00
100

Redemption Amount (per unit) = $8.00

Example 2 — The Ending Value is 102% of the Starting Value:

Starting Value:	100
Ending Value:	102

$10 +	[	$10 × 300% ×	(102 – 100)	]	= $10.60
100

Redemption Amount (per unit) = $10.60

Example 3 — The Ending Value is 150% of the Starting Value:

Starting Value:	100
Ending Value:	150

$10 +	[	$10 × 300% ×	(150 – 100)	]	= $25.00
100

Redemption Amount (per unit) = $13.60 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-3 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be competitive terms for the ARNs while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the ARNs described on page TS-7. The price at which you may sell the ARNs in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the ARNs. MLPF&S is not obligated to make a market for, or to repurchase, the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

CME Group Index Services LLC (“CME Indexes”) and UBS Securities LLC (“UBS Securities”) may adjust the Index in a way that affects its level, and neither CME Indexes nor UBS Securities has any obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to the Index Components or the Index Commodities (each as defined below).

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Components or the Index Commodities may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components, the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Purchases and sales by us and our affiliates of futures or options on futures contracts included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The ARNs are linked to the Index and not to the spot prices of the Index Commodities. An investment in the ARNs is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index, and therefore the value of the ARNs.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” See “The Index – The Dow Jones-UBS Commodity IndexSM – General.”

Accelerated Return Notes®	TS-5

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the ARNs.

The ARNs include the risk of concentrated positions in the agriculture sector.

Because the physical commodities underlying the exchange-traded futures contracts included in the Index are heavily concentrated in a single sector, agriculture, an investment in the ARNs may therefore carry risks similar to a concentrated investment in the agriculture sector, and will be less diversified than securities linked to broader range of commodities. Market prices for the futures contracts included in the Index and the underlying agricultural physical commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand, floods, drought and freezing conditions, government policies and actions, and planting decisions. In addition, technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities. These factors may adversely affect the level of the Index, and therefore, the value of the ARNs.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index Commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index Components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the ARNs into consideration at any time.

Risks associated with the Index may adversely affect the market price of the ARNs.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the ARNs.

The ARNs are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return.

The Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return is a total return index, which, in addition to reflecting the same returns of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the ARNs are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return, the Redemption Amount will not reflect this total return feature.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The ARNs will not be listed on any securities exchange. In the original offering, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the ARNs are structured and resulting obligations hedged. The fees charged reduce the economic terms of the ARNs. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the ARNs, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to ARNs,” beginning on page S-10 and “Use of Proceeds” on page S-21 in product supplement ARN-3.

MLPF&S will not receive an underwriting discount for ARNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the ARNs, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Accelerated Return Notes®	TS-7

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of CME Indexes and UBS Securities discontinuing publication of the Index are discussed in the section of product supplement ARN-3 beginning on page S-36 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return,” “Dow Jones-UBS Commodity IndexSM – Excess Return,” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC and UBS, as the case may be, and have been licensed for use by us for certain purposes. The ARNs are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the ARNs.

The Index is a sub-index of the Dow Jones-UBS Commodity IndexSM – Excess Return and measures the performance of an investment in certain agriculture-related futures contracts over time. The Index is a proprietary index established on July 7, 2005 to provide a benchmark for agriculture-related commodities investments. The Index is currently comprised of futures contracts (the “Index Components”) on seven agriculture-related physical commodities: soybeans, corn, wheat, sugar, soybean oil, coffee, and cotton (the “Index Commodities”). The Index Commodities currently trade on U.S. exchanges.

The target weights for 2011 for the Index Commodities are as follows:

Index Commodity	Weighting as of July 29, 2011
Soybeans	26.31%
Corn	26.23%
Wheat	13.35%
Sugar	11.15%
Soybean Oil	9.82%
Coffee	8.24%
Cotton	4.90%

The Index is calculated using the same methodology as the Dow Jones-UBS Commodity IndexSM – Excess Return. However, the Index only references the Index Commodities and their respective weightings in the Index. The Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”) is described more fully below.

The Dow Jones-UBS Commodity IndexSM

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the DJ-UBS Commodity Index. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM – Excess Return, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The DJ-UBS Commodity Index is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The DJ-UBS Commodity Index is a proprietary index that provides a benchmark for commodities investments. The DJ-UBS Commodity Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the DJ-UBS Commodity Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 commodities selected for 2011 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. The DJ-UBS Commodity Index commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the DJ-UBS Commodity Index are set forth below in the section entitled “—Designated Contracts for Each DJ-UBS Commodity Index Commodity.” The actual commodities included in the DJ-UBS Commodity Index are set forth below in the section “—Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index.”

Accelerated Return Notes®	TS-8

The DJ-UBS Commodity Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the DJ-UBS Commodity Index is gradually shifted from the use of the nearby dated futures contracts included in the DJ-UBS Commodity Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the DJ-UBS Commodity Index until the next roll period.

The methodology for determining the composition and weighting of the DJ-UBS Commodity Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index”) for those DJ-UBS Commodity Index commodities that are open for trading is greater than 50%.

The DJ-UBS Commodity Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the DJ-UBS Commodity Index. The DJ-UBS Commodity Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the DJ-UBS Commodity Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the DJ-UBS Commodity Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the DJ-UBS Commodity Index can accommodate substantial investment flows.

Accelerated Return Notes®	TS-9

Designated Contracts for Each DJ-UBS Commodity Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each DJ-UBS Commodity Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a DJ-UBS Commodity Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the DJ-UBS Commodity Index commodities eligible for inclusion in the DJ-UBS Commodity Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

DJ-UBS Commodity Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units

Aluminum	High Grade Primary Aluminum $/metric ton	5.11%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	2.29%	NYBOT	37,500 lbs
Copper (2)	Copper cents/pound	7.38%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.29%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	1.36%	NYBOT	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.83%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	11.75%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	4.16%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.19%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.49%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	9.98%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.16%	LME	6 metric tons
Silver	Silver cents/troy oz.	4.28%	COMEX	5,000 troy oz.
Soybean Oil	Soybean Oil cents/pound	2.73%	CBOT	60,000 lbs
Soybeans	Soybeans cents/bushel	7.32%	CBOT	5,000 bushels
Sugar	World Sugar No. 11 cents/pound	3.10%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.13%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	3.71%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	2.72%	LME	25 metric tons

(1)	Reflects the approximate weightings as of July 29, 2011 of the nineteen commodities currently included in the DJ-UBS Commodity Index.
(2)	The DJ-UBS Commodity Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the DJ-UBS Commodity Index.

Accelerated Return Notes®	TS-10

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the DJ-UBS Commodity Index weighting of each Commodity Group as of July 29, 2011 are as follows:

Commodity Group:	Commodities:	DJ-UBS Commodity Index Weighting by Commodity Group as of July 29, 2011(1):

Agriculture	Coffee Corn Cotton Soybean Oil Soybeans Sugar Wheat	27.81%

Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	33.11%

Industrial Metals	Aluminum Copper Nickel Zinc	17.37%

Livestock	Lean Hogs Live Cattle	5.68%

Precious Metals	Gold Silver	16.03%

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the DJ-UBS Commodity Index.

DJ-UBS Commodity Index Multipliers

The following is a list of the commodities included in the DJ-UBS Commodity Index for 2011, as well as their respective Commodity Index Multipliers for 2011:

DJ-UBS Commodity Index Commodity	2011 Commodity Dow Jones- UBS Commodity Index Multiplier
Aluminum	0.093099000
Coffee	45.546761510
Copper	78.444259540
Corn	52.221323960
Cotton	63.798985460
Crude Oil	7.383077780
Gold	0.343161340
Heating Oil	63.972755070
Lean Hogs	112.938799450
Live Cattle	141.788503900
Natural Gas	114.758628890
Nickel	0.004127320
Silver	5.087993980
Soybeans	230.479584590
Soybean Oil	25.684865370
Sugar	495.475597610
Unleaded Gasoline	64.388348750
Wheat	26.293903240
Zinc	0.052274110

Accelerated Return Notes®	TS-11

DJ-UBS Commodity Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the DJ-UBS Commodity Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the DJ-UBS Commodity Index.

Annual Reweighting and Rebalancing of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the DJ-UBS Commodity Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the DJ-UBS Commodity Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the DJ-UBS Commodity Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the DJ-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJ-UBS Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the DJ-UBS Commodity Index;

•	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index; and

•	No single commodity in the DJ-UBS Commodity Index (e.g., natural gas or silver) may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each DJ-UBS Commodity Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the DJ-UBS Commodity Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the DJ-UBS Commodity Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the DJ-UBS Commodity Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJ-UBS Commodity Index is a mathematical process whereby the CIMs for the commodities included in the DJ-UBS Commodity Index components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the DJ-UBS Commodity Index to calculate the current level of the DJ-UBS Commodity Index.

Accelerated Return Notes®	TS-12

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through July 2011. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On August 1, 2011, the closing level of the Index was 87.3941.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the ARNs.

The license agreement provides that the following language must be set forth in this term sheet:

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return”, “Dow Jones-UBS Commodity IndexSM – Excess Return,” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by us for certain purposes.

The ARNs are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the ARNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ARNs particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to us or the ARNs. Dow Jones, UBS Securities and CME Indexes have no obligation to take our needs or the owners of the ARNs into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to ARNs customers, in connection with the administration, marketing or trading of the ARNs. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the ARNs currently being issued by us, but

Accelerated Return Notes®	TS-13

which may be similar to and competitive with the ARNs. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones–UBS Agriculture Sub-IndexSM–Excess Return and Dow Jones–UBS Agriculture Sub-IndexSM–Total Return), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the level of the Dow Jones–UBS Agriculture Sub-IndexSM–Excess Return and ARNs.

This term sheet relates only to ARNs and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the ARNs should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this term sheet regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the ARNs. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES–UBS AGRICULTURE SUB-INDEXSM–EXCESS RETURN OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE ARNS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES–UBS AGRICULTURE SUB-INDEXSM–EXCESS RETURN OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND US, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

Accelerated Return Notes®	TS-14

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-3. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement ARN-3) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the ARNs.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Accelerated Return Notes®	TS-15

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3 dated April 1, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510075888/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

Accelerated Return Notes®	TS-16